SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Quarterly Information - ITR

At March 31, 2015 and report on review of

Quarterly Information

(A free translation of the original in Portuguese)

Petróleo Brasileiro S.A. – Petrobras

Index

(Expressed in millions of reais, unless otherwise indicated)

Independent auditor's report			3
Statement of Financial Position			5
Statement of Income			6
Statement of Comprehensive Income			7
Statement of Cash Flows			8
Statement of Changes in Shareholders’ Equity			9
Statement of Added Value			10
Notes to the financial statements			11
1	.	The Company and its operations	11
2	.	Basis of preparation of interim financial information	11
3	.	The “Lava Jato (Car Wash) Operation” and its effects on the Company	11
4	.	Basis of consolidation	12
5	.	Accounting policies	12
6	.	Cash and cash equivalents and Marketable securities	13
7	.	Trade and other receivables	14
8	.	Inventories	16
9	.	Disposal of assets and legal mergers	16
10	.	Investments	17
11	.	Property, plant and equipment	19
12	.	Intangible assets	20
13	.	Exploration for and evaluation of oil and gas reserves	20
14	.	Trade payables	21
15	.	Finance debt	21
16	.	Leases	25
17	.	Related parties	25
18	.	Provision for decommissioning costs	30
19	.	Taxes	31
20	.	Employee benefits (Post-Employment)	34
21	.	Shareholders’ equity	36
22	.	Sales revenues	37
23	.	Other expenses, net	37
24	.	Costs and Expenses by nature	38
25	.	Net finance income (expense), net	39
26	.	Supplemental information on statement of cash flows	39
27	.	Segment information	40
28	.	Provisions for legal proceedings	44
29	.	Collateral for crude oil exploration concession agreements	49
30	.	Risk management	49
31	.	Fair value of financial assets and liabilities	53
32	.	Subsequent events	54
33	.	Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2014 and the interim statements as of March 31, 2015	55

Petróleo Brasileiro S.A. – Petrobras

Independent auditor's report

Report on review of quarterly information

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Petróleo Brasileiro S.A - Petrobras, included in the Quarterly Information Form for the quarter ended March 31, 2015, comprising the balance sheet as at that date and the statements of income, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 (R1), Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 (R1) and International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information.  Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Petróleo Brasileiro S.A. – Petrobras

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Emphasis – Impact of the Lava Jato Operation on the Company’s results

We draw attention to note 3 of the interim financial information which describes that:

(i) no additional information has been identified through the date of this accounting information which could materially impact the estimation methodology adopted for the write off recorded on September 30, 2014 ; and

(ii) the internal investigations being conducted by outside legal counsel under the supervision of a Special Committee created by the Company and the investigation conducted by the Securities and Exchange Commission – SEC are still on going.

We also draw attention to note 28.2 of the interim financial information which describes legal actions filed against the Company, for which a possible loss, or range of possible losses, cannot be reasonably estimated as they are in their preliminary stages.

Our report is not modified as a result of these matters.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the three-month period ended March 31, 2015.  These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added.  These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, May 15, 2015

/s/

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

/s/

Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Petróleo Brasileiro S.A. – Petrobras

Statement of Financial Position

March 31, 2015 and December 31, 2014 (In R$ million, unless otherwise indicated)

		Consolidated		Parent Company				Consolidated		Parent Company
Assets	Note	03.31.2015	12.31.2014	03.31.2015	12.31.2014	Liabilities	Note	03.31.2015	12.31.2014	03.31.2015	12.31.2014

Current assets						Current liabilities
Cash and cash equivalents	6	34,450	44,239	5,986	5,325	Trade payables	14	25,068	25,924	28,234	26,575
Marketable securities	6	33,828	24,763	10,732	15,241	Finance debt	15	39,675	31,523	51,380	48,594
Trade and other receivables, net	7	20,737	21,167	18,660	17,783	Finance lease obligations	16	46	42	1,181	1,609
Inventories	8	32,031	30,457	26,019	24,461	Income taxes payable	19.1	1,028	657	3	−
Recoverable income taxes	19.1	2,628	2,823	731	1,297	Other taxes payable	19.1	10,388	10,796	9,167	9,507
Other recoverable taxes	19.1	7,046	7,300	5,396	5,609	Payroll, profit sharing and related charges		6,168	5,489	5,287	4,695
Advances to suppliers		1,146	1,123	905	923	Pension and medical benefits	20	2,244	2,115	2,158	2,026
Other current assets		5,689	3,138	4,536	1,965	Other current liabilities		5,742	6,113	2,439	2,727
		137,555	135,010	72,965	72,604
Assets classified as held for sale		10	13	10	10
		137,565	135,023	72,975	72,614			90,359	82,659	99,849	95,733

Non-current assets						Non-current liabilities
Long-term receivables						Finance debt	15	360,758	319,322	178,693	151,399
Trade and other receivables, net	7	16,010	12,834	12,460	10,671	Finance lease obligations	16	160	148	4,784	4,293
Marketable securities	6	294	290	252	249	Deferred income taxes	19.2	840	8,052	2,281	9,062
Judicial deposits	28	7,613	7,124	6,339	5,927	Pension and medical benefits	20	44,977	43,803	42,139	41,108
Deferred income taxes	19.2	2,937	2,673	−	−	Provisions for legal proceedings	28.1	4,798	4,091	4,037	3,338
Other tax assets	19.2	10,681	10,645	8,952	8,943	Provision for decommissioning costs	18	21,676	21,958	20,265	20,630
Advances to suppliers		7,055	6,398	1,027	1,056	Other non-current liabilities		2,668	2,620	1,956	1,994
Other non-current assets		10,321	10,140	8,180	8,206			435,877	399,994	254,155	231,824
		54,911	50,104	37,210	35,052			526,236	482,653	354,004	327,557

						Shareholders' equity
Investments	10	15,856	15,282	92,672	82,481	Share capital (net of share issuance costs)	21.1	205,432	205,432	205,432	205,432
Property, plant and equipment	11	611,378	580,990	445,803	437,150	Capital transactions		(646)	(646)	(430)	(430)
Intangible assets	12	12,238	11,976	9,102	9,108	Profit reserves		132,771	127,438	132,555	127,222
						Other comprehensive income		(33,799)	(23,376)	(33,799)	(23,376)
		694,383	658,352	584,787	563,791			303,758	308,848	303,758	308,848
						Non-controlling interests		1,954	1,874	−	−
								305,712	310,722	303,758	308,848

		831,948	793,375	657,762	636,405			831,948	793,375	657,762	636,405

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Income

March 31, 2015 and 2014 (In R$ million, unless otherwise indicated)

		Consolidated		Parent Company
	Note	03.31.2015	03.31.2014	03.31.2015	03.31.2014

Sales revenues	22	74,353	81,545	58,957	63,650
Cost of sales		(51,943)	(62,382)	(41,183)	(50,478)
Gross profit		22,410	19,163	17,774	13,172

Income (expenses)
Selling expenses		(1,724)	(2,725)	(2,112)	(3,267)
General and administrative expenses		(2,710)	(2,560)	(1,894)	(1,787)
Exploration costs	13	(983)	(1,525)	(878)	(1,476)
Research and development expenses		(564)	(592)	(560)	(589)
Other taxes		(753)	(327)	(454)	(199)
Other expenses, net	23	(2,341)	(3,857)	(2,789)	(3,829)
		(9,075)	(11,586)	(8,687)	(11,147)

Net income before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes		13,335	7,577	9,087	2,025

Net finance income (expenses):	25	(5,621)	(174)	(5,357)	455
Finance income		734	1,042	793	777
Finance expenses		(3,691)	(1,848)	(2,427)	(823)
Foreign exchange and inflation indexation charges		(2,664)	632	(3,723)	501

Share of earnings in equity-accounted investments	10.2	173	522	3,375	4,126

Profit sharing	20.2	(336)	(336)	(297)	(281)

Net income before income taxes		7,551	7,589	6,808	6,325

Income taxes	19.3	(3,023)	(1,803)	(1,478)	(962)

Net income		4,528	5,786	5,330	5,363

Net income attributable to:
Shareholders of Petrobras		5,330	5,393	5,330	5,363
Non-controlling interests		(802)	393	−	−
		4,528	5,786	5,330	5,363
Basic and diluted earnings per share (in R$)	21.3	0.41	0.41	0.41	0.41

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Comprehensive Income

March 31, 2015 and 2014 (In R$ million)

	Consolidated		Parent Company
	03.31.2015	03.31.2014	03.31.2015	03.31.2014

Net income	4,528	5,786	5,330	5,363

Items that may be reclassified subsequently to the statement of income:
Cumulative translation adjustments	9,232	(2,114)	−	−

Unrealized gains / (losses) on cash flow hedge - highly probable future exports
Recognized in shareholders' equity	(28,300)	3,892	(24,959)	3,720
Reclassified to the statement of income	824	470	683	423
Deferred income taxes	9,342	(1,485)	8,254	(1,265)
	(18,134)	2,877	(16,022)	2,878

Unrealized gains / (losses) on cash flow hedge - others
Recognized in shareholders' equity	(1)	6	−	−
Reclassified to the statement of income	−	2	−	−
Deferred income taxes	−	−	−	−
	(1)	8	−	−

Share of other comprehensive income (losses) in equity-accounted investments	(1,029)	141	5,602	(1,625)

Total other comprehensive income	(9,932)	912	(10,420)	1,253

Total comprehensive income	(5,404)	6,698	(5,090)	6,616

Comprehensive income attributable to:
Shareholders of Petrobras	(5,090)	6,646	(5,090)	6,616
Non-controlling interests	(314)	52
Total comprehensive income	(5,404)	6,698	(5,090)	6,616

Petróleo Brasileiro S.A. – Petrobras

Statement of Cash Flows

March 31, 2015 and 2014 (In R$ million, unless otherwise indicated)

	Consolidated		Parent Company
	Jan-Mar/ 2015	Jan-Mar/ 2014	Jan-Mar/ 2015	Jan-Mar/ 2014
Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	5,330	5,393	5,330	5,363

Adjustments for:
Non-controlling interests	(802)	393	−	−
Pension and medical benefits (actuarial expense)	1,684	1,041	1,553	976
Share of earnings in equity-accounted investments	(173)	(522)	(3,375)	(4,126)
Depreciation, depletion and amortization	8,516	7,123	6,395	5,212
Impairment charges	292	276	1	143
Allowance for impairment of trade receivables	(863)	32	(1,066)	22
Exploratory expenditures written off	576	1,057	484	1,057
Gains / (Losses) on disposal / write-offs of non-current assets, E&P returned areas and cancelled projets	(404)	(524)	(181)	(439)
Foreign Exchange variation, indexation and charges on finance and other operations	6,294	1,417	5,693	319
Deferred income taxes, net	2,044	682	1,478	962

Increase (Decrease) in assets
Trade and other receivables, net	73	(2,549)	(86)	(1,219)
Inventories	(1,024)	(2,470)	(1,532)	(1,460)
Other assets	(2,920)	(2,088)	(3,138)	(2,087)

Increase (Decrease) in liabilities
Trade payables	(2,275)	(487)	162	(1,162)
Taxes payable	323	(1,274)	410	(1,276)
Pension and medical benefits	(415)	(335)	(390)	(318)
Other liabilities	171	2,250	571	2,418
Net cash provided by operating activities	16,427	9,415	12,309	4,385

Cash flows from Investing activities
Capital expenditures	(17,508)	(20,686)	(13,145)	(16,226)
Increase (Decrease) in investments	(181)	(13)	(1,894)	(1,896)
Proceeds from disposal of assets (divestment)	516	869	223	1,255
Divestment (Investments) in marketable securities	(4,167)	(726)	4,772	3,754
Dividends received	9	363	167	1
Net cash provided by / (used in) investing activities	(21,331)	(20,193)	(9,877)	(13,112)

Cash flows from financing activities
Acquisition of non-controlling interest	396	(109)	−	−
Proceeds from long-term financing	3,735	53,907	15,433	24,661
Repayment of principal	(8,441)	(6,135)	(16,186)	(8,684)
Repayment of interest	(5,600)	(3,771)	(1,018)	(757)
Net cash provided by / (used in) financing activities	(9,910)	43,892	(1,771)	15,220

Effect of exchange rate changes on cash and cash equivalents	5,025	(1,819)	−	−

Net increase / (decrease) in cash and cash equivalents in the year	(9,789)	31,295	661	6,493

Cash and cash equivalents at the beginning of the year	44,239	37,172	5,325	7,917

Cash and cash equivalents at the end of the period	34,450	68,467	5,986	14,410

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Changes in Shareholders’ Equity

March 31, 2015 and December 31, 2014 (In R$ million, unless otherwise indicated)

			Accumulated other comprehensive income				Profit reserves
	Share capital (including share issuance costs)	Capital transactions	Cumulative translation adjustment	Actuarial gains (losses) on pension plans	Cash flow hedge - highly probable future exports	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Deferred charges	Non-controlling interests	Total consolidated shareholders' equity
	205,411	1,048	5,196	(3,516)	(8,376)	(548)	16,524	4,503	1,414	126,484	−	348,140	(200)	1,394	349,334
Balance as of December 31, 2013						(7,244)					148,925	141,681	(200)	1,394	142,875
Capital increase with reserves												−			−
Realization of deemed cost of associates						(3)					3	−			−
Change in interest in subsidiaries		(95)										(95)	−	(112)	(207)
Net income											5,363	5,363	30	393	5,786
Other comprehensive income (loss)			(1,773)		2,885	141						1,253		(341)	912
Distributions:												−			−
Dividends												−		(55)	(55)
Balance as of March 31, 2014	205,411	953	3,423	(3,516)	(5,491)	(410)	16,524	4,503	1,414	126,484	5,366	354,661	(170)	1,279	355,770
	205,411	953				(5,994)					154,291	354,661	(170)	1,279	355,770

	205,432	(430)	9,959	(14,545)	(17,601)	(1,189)	16,524	4,503	1,393	104,802	−	308,848		1,874	310,722
Balance as of December 31, 2014	205,432	(430)				(23,376)					127,222	308,848		1,874	310,722
Realization of deemed cost of associates						(3)					3	−			−
Change in interest in subsidiaries												−	−	394	394
Net income											5,330	5,330	−	(802)	4,528
Other comprehensive income (loss)			8,744		(18,135)	(1,029)						(10,420)		488	(9,932)
Balance as of March 31, 2015	205,432	(430)	18,703	(14,545)	(35,736)	(2,221)	16,524	4,503	1,393	104,802	5,333	303,758	−	1,954	305,712
	205,432	(430)				(33,799)					132,555	303,758	−	1,954	305,712

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Added Value

March 31, 2015 and 2014 (In R$ million, unless otherwise indicated)

	Consolidated				Parent Company
	Jan-Mar/2015		Jan-Mar/2014		Jan-Mar/2015		Jan-Mar/2014
Income
Sales of products, services provided and other revenues	96,536		101,009		79,715		81,510
Provision for impairment of trade receivables	863		(32)		1,066		(22)
Revenues related to construction of assets for own use	17,193		20,152		13,862		17,260
	114,592		121,129		94,643		98,748
Inputs acquired from third parties
Materials consumed	(24,987)		(36,618)		(18,337)		(27,575)
Materials, power, third-party services and other operating expenses	(22,621)		(22,474)		(18,343)		(20,720)
Tax credits on inputs acquired from third parties	(4,095)		(6,500)		(5,016)		(6,051)
Impairment	(292)		(276)		(1)		(143)
Inventory write-down to net realizable value (market value)	−		−		−		−
	(51,995)		(65,868)		(41,697)		(54,489)

Gross added value	62,597		55,261		52,946		44,259

Depreciation, depletion and amortization	(8,516)		(7,123)		(6,395)		(5,212)

Net added value produced by the Company	54,081		48,138		46,551		39,047

Transferred added value
Share of profit of equity-accounted investments	173		522		3,375		4,126
Finance income - including indexation and foreign exchange variation charges	734		1,042		1,628		716
Rents, royalties and others	83		126		216		197
	990		1,690		5,219		5,039

Total added value to be distributed	55,071		49,828		51,770		44,086

Distribution of added value

Personnel and officers
Direct compensation
Salaries	4,746	7%	4,458	9%	3,609	7%	3,637	8%
Profit sharing	336	1%	336	1%	297	1%	281	1%
	5,082	8%	4,794	10%	3,906	8%	3,918	9%
Benefits
Short-term benefits (**)	311	1%	2,702	5%	229	0%	2,411	5%
Pension plan	1,002	2%	613	1%	923	2%	573	1%
Medical plan	1,016	2%	694	1%	930	2%	646	1%
	2,329	5%	4,009	7%	2,082	4%	3,630	7%
FGTS	343	1%	326	1%	304	1%	287	1%
	7,754	14%	9,129	18%	6,292	13%	7,835	17%
Taxes
Federal (*)	14,784	26%	15,030	30%	12,491	24%	13,325	30%
State	12,476	23%	11,180	23%	7,918	15%	6,856	16%
Municipal	180	0%	112	0%	108	0%	73	0%
Abroad (*)	1,534	3%	1,279	2%	−	0%	−	0%
	28,974	52%	27,601	55%	20,517	39%	20,254	46%

Financial institutions and suppliers
Interest, and exchange and indexation charges	7,803	14%	3,452	7%	8,207	16%	2,334	5%
Rental and affreightment expenses	6,012	11%	3,860	8%	11,424	22%	8,300	19%
	13,815	25%	7,312	15%	19,631	38%	10,634	24%
Shareholders
Non-controlling interests	(802)	(1)%	393	1%	−	0%	−	0%
Retained earnings	5,330	10%	5,393	11%	5,330	10%	5,363	13%
	4,528	9%	5,786	12%	5,330	10%	5,363	13%

Added value distributed	55,071	100%	49,828	100%	51,770	100%	44,086	100%

(*) Includes government holdings.

(**) In March 2015, include R$ 26 in the Consolidated and in the parent company, related to spending on Voluntary Separation Incentive Plan - PIDV (R$ 2,396 in the consolidated and R$ 2,231 in the Parent Company in March 2014). For further information on PIDV see note 20.3.

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(In millions of reais, except when indicate otherwise)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras” or “the Company” or “Petrobras Group”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and also in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1).

The individual interim financial information has been prepared and is being presented in accordance with the accounting practices adopted in Brazil for interim financial reporting (CPC 21 - R1) and does not differ from the consolidated information. The noncurrent deferred charges account was fully amortized at December 31, 2014. The reconciliation between the parent company’s and the consolidated shareholders’ equity and net income is presented in Note 4.1.

This interim financial information presents the significant changes which occurred in the period, avoiding repetition of certain notes to the financial statements previously reported, and presents the consolidated information, considering Management’s understanding that the consolidated information provides a comprehensive view of the Company’s financial position and operational performance, along with some individual information of the parent company. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2014, which include the full set of notes.

The Company reclassified some values of December 31, 2014, understood to be the most appropriate classification, consistent with market practices. This reclassification does not impact retroactively or prospectively the net income for the period.

This interim financial information was authorized for issue by the Company’s Board of Directors in a meeting held on May 15, 2015.

2.1.       Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: write-off of overpayments improperly capitalized, oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, impairment of assets, hedge accounting, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income taxes (income tax – IRPJ and social contribution on net income – CSLL). Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.            The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 (R$ 4,788 in the Parent Company) of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2014 audited consolidated financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

In preparing its financial statements for the first quarter of 2015, the Company carefully considered all available information and does not expect that new developments in the investigations related to the “Lava Jato” (Car Wash) Operation by the Brazilian authorities, by the independent law firms conducting an internal investigation, or by newly set up internal commissions (or a review of the results of previous internal investigations) could materially impact or change the methodology adopted to recognize the write-off described above. Notwithstanding this expectation, the Company will continuously monitor the investigations for additional information and, as of March 31, 2015, has not identified any necessary adjustment based on existing information.

On May 13, 2015, the Company received R$ 157 representing the first portion of amounts recovered from Pedro José Barusco Filho, a former executive manager of the Services area, who previously entered into a plea agreement with Brazilian authorities. This amount will be recognized as other income in the second quarter of 2015 (amounts recovered – “overpayments incorrectly capitalized”). To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds.

See note 28 for information about class actions and the Company’s other material legal proceedings.

4.            Basis of consolidation

The consolidated interim financial information includes the quarterly information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the three-month period ended March 31, 2015.

The main disposal of assets and legal mergers are set out in note 9.

4.1.       Reconciliation between shareholders’ equity and net income for the parent company and consolidated

	Shareholders' equity		Net income
	03.31.2015	03.31.2014	Jan-Mar2015	Jan-Mar2014
Consolidated - IFRS	305,712	310,722	4,528	5,786
Non-controlling Interests	(1,954)	(1,874)	802	(393)
Deferred Expenses, Net of Income Tax (*)	−	−	−	(30)
Parent company - Brazilian Accounting Standards (CPC)	303,758	308,848	5,330	5,363

(*) Deferred expenses were fully amortized by December 31, 2014.

5.            Accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

6.            Cash and cash equivalents and Marketable securities

Cash and Cash Equivalents	Consolidated
	03.31.2015	12.31.2014
Cash at bank and in hand	2,226	1,884
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	5,009	5,311
Other investment funds	125	107
	5,134	5,418
- Abroad
Time deposits	12,998	23,110
Automatic investing account	7,266	8,226
Other financial investments abroad	6,826	5,601
	27,090	36,937
Total short-term financial investments	32,224	42,355
Total cash and cash equivalents	34,450	44,239

Short-term financial investments in Brazil comprise investments in exclusive (single-member) funds, mainly holding Brazilian Federal Government Bonds. Short-term financial investments abroad are comprised of time deposits, highly-liquid automatic investing accounts and other short-term fixed income instruments from highly-rated financial institutions with maturities of three months or less.

Marketable securities	Consolidated
	03.31.2015	12.31.2014
Trading securities	4,930	7,146
Available-for-sale securities	37	56
Held-to-maturity securities	29,155	17,851
	34,122	25,053
Current	33,828	24,763
Non-current	294	290

Trading securities refer mainly to investments in Brazilian Government Bonds and held-to-maturity securities are mainly comprised of time deposits with highly-rated financial institutions abroad.

These financial investments have maturities of more than three months and are classified as current assets due to their maturity or the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	Consolidated
	03.31.2015	12.31.2014
Trade receivables
Third parties	28,140	26,620
Related parties (Note 17)
Investees	2,039	2,293
Receivables from the electricity sector	8,982	7,879
Petroleum and alcohol accounts - receivables from Federal Government	845	843
Other receivables	5,149	5,322
	45,155	42,957
Provision for impairment of trade receivables	(8,408)	(8,956)
	36,747	34,001
Current	20,737	21,167
Non-current	16,010	12,834

7.2.       Changes in the allowance for impairment of trade receivables

	Consolidated
	03.31.2015	12.31.2014
Opening balance	8,956	3,293
Additions	601	5,801
Write-offs (*)	(1,465)	(323)
Cumulative translation adjustment	316	185
Closing balance	8,408	8,956
Current	4,198	3,845
Non-current	4,210	5,111

(*) Includes R$ 1,295 related to the electric sector at March 31, 2015, (see note 7.4).

7.3.       Trade receivables overdue - Third parties

	Consolidated
	03.31.2015	12.31.2014
Up to 3 months	2,376	2,186
From 3 to 6 months	1,164	472
From 6 to 12 months	765	480
More than 12 months	5,316	4,866
	9,621	8,004

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.4.       Trade receivables - electricity sector (isolated electricity system in the northern region of Brazil)

	Consolidated
	03.31.2015			12.31.2014
	Not yet due	Overdue	Total	Not yet due	Overdue	Total
Clients
Eletrobras Group (note 17.5)	6,753	2,229	8,982	6,736	1,143	7,879
Companhia de Gás do Amazonas (CIGÁS)	3,244	993	4,237	3,364	442	3,806
Others	105	1,115	1,220	63	1,046	1,109
	10,102	4,337	14,439	10,163	2,631	12,794
(-) Allowance for impairment of trade receivables	(1,639)	(1,735)	(3,374)	(2,895)	(1,650)	(4,545)
Total	8,463	2,602	11,065	7,268	981	8,249
Related parties	6,588	1,601	8,189	6,569	437	7,006
Third parties	1,875	1,001	2,876	699	544	1,243

As of March 31, 2015, the Company had receivables from the isolated electricity system in the northern region of Brazil related to fuel oil, natural gas and other products sold to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) located in the northern region of Brazil, in the amount of R$ 14,439 (R$ 12,794 as of December 31, 2014), of which R$12,351 were classified as non-current assets.

A portion of the costs related to the supply of fuel to those thermoelectric power plants located in the northern region of Brazil is borne by funds from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which is managed by Eletrobras.

Funds transferred from the CCC to the electricity companies in the northern region of Brazil have not been sufficient for them to meet their financial obligations, and, as a result, some of these companies have experienced financial difficulties and have not been able to pay for the products supplied by Petrobras. The Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras on December 31, 2014 with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged being indebted in the amount of R$ 8.601. This amount is being updated based on the Selic interest rate (Brazilian short-term interest rate) every month. Under the agreement, the amounts started to be paid in 120 monthly installments beginning in February 2015 and R$ 6,084 were guaranteed by collaterals, as of December 31, 2014.

In 2015, the Brazilian government implemented a new pricing policy for the electricity sector and has already implemented price increases in the first quarter of 2015. The new policy will strengthen the financial situation of the companies in the electricity sector and reduce their insolvency on payables from fuel oil and other products supplied. The Company expects that the impact of the higher electricity prices resulting from the new policy will be more significant after the first quarter of 2015, notably because the funds received from the end customer will be transferred to the CCC and used to refund the electricity generation companies.

The Company recognized an allowance of R$ 4,511 for impairment of trade receivables in 2014 to cover uncollateralized receivables as of October 31, 2014, including the balances of previous debt acknowledgement agreements and from companies that were not part of the most recent debt acknowledgment agreement with Eletrobras.

On March 31, 2015 the Company recognized a reversal of an allowance for impairment of trade receivables of R$ 1,295 due to the pledge of additional receivables the CCC has from the Brazilian Energy Development Account (Conta de Desenvolvimento Energético – CDE) as security on May 7, 2015, for an additional portion of the debt acknowledgement agreement entered into with Eletrobras in 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.            Inventories

	Consolidated
	03.31.2015	12.31.2014
Crude oil	11,617	10,563
Oil Products	11,695	11,510
Intermediate products	2,248	2,268
Natural gas and LNG (*)	1,089	951
Biofuels	579	398
Fertilizers	125	91
	27,353	25,781
Materials, supplies and others	4,830	4,797
	32,183	30,578
Current	32,031	30,457
Non-current	152	121

(*) Liquid natural gas

Inventories are presented net of a R$ 331 allowance reducing inventories to net realizable value (R$ 399 as of December 31, 2014), mainly due to the decrease in international prices of crude oil and oil products. In the quarter ended March 31, 2015 the Company recognized a R$ 287 allowance reducing inventories to net realizable value recognized as cost of sales (R$291 in the quarter ended March 31, 2014).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 5,795 (R$ 6,151 as of December 31, 2014), as set out in note 20.

9.            Disposal of assets and legal mergers

9.1.       Disposal of assets

Disposal of assets in Argentina

On March 30, 2015, Petrobras Argentina S.A., PESA, disposed of its interest in assets located in the Austral Basin in Santa Cruz to Compañía General de Combustibles S.A. (CGC) for a lump-sum payment of US$ 101 million, made on the same date. The Company recognized a US$ 77 million gain in other expenses, net.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder at a consideration of R$ 870, subject to certain condition precedent, such as approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE).

On October 30, 2014 the transaction was concluded as set out in the sales and purchase agreement and a R$ 145 gain was recognized in other expenses, net.

On March 31, 2015, a final price adjustment was agreed between the parties and was paid. The Company recognized the additional payment received of R$ 223, in other expenses, net.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.2.       Legal mergers

On January 30, 2015, the Shareholders’ Extraordinary General Meeting of Petrobras approved the mergers of the subsidiaries Arembepe Energia S.A. and Energética Camaçari Muricy S.A. into Petrobras, which did not increase share capital.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect the Company’s consolidated financial statements.

10.        Investments

10.1.   Investments in subsidiaries, joint ventures, joint operations and associates (Parent Company)

	03.31.2015	12.31.2014
Subsidiaries:
PNBV	47,981	36,690
BR Distribuidora	12,239	11,924
Transpetro	5,195	4,738
TAG	4,014	6,490
PB-LOG	3,489	3,398
PIB BV	2,831	1,183
Gaspetro	2,674	2,593
PBIO	2,064	2,209
Liquigás	1,024	1,017
Citepe	940	1,049
Termomacaé	852	813
Araucária Nitrogenados	783	761
PetroquímicaSuape	608	750
Breitener	583	565
5283 Participações	496	215
PBEN	443	432
Termobahia	403	398
Other subsidiaries	487	1,058
Joint operations	218	204
Joint ventures	337	335
Associates
Braskem	3,698	4,544
Other associates	1,290	1,092
Subsidiaries, joint operations/joint ventures and associates	92,649	82,458
Other investments	23	23
Total investments	92,672	82,481

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.2.   Investments in joint ventures and associates (Consolidated)

	Investiments		Equity
Investments measured using equity method	03.31.2015	12.31.2014	Jan-Mar/2015	Jan-Mar/2014
Braskem S.A.	3,698	4,544	72	128
Petrobras Oil & Gas B.V. - PO&G	5,511	4,554	11	236
Guarani S.A.	1,254	1,377	(8)	(14)
State-controlled Natural Gas Distributors	945	904	43	69
Nova Fronteira Bioenergia S.A.	428	433	(5)	4
Petrowayu S.A.	436	361	−	(1)
Petroritupano S.A.	359	297	−	(2)
Other petrochemical investees	178	174	4	27
UEG Araucária Ltda	210	194	31	27
Petrokariña S.A.	144	119	−	−
Transierra S.A.	−	−	−	6
Others	2,649	2,280	25	42
	15,812	15,237	173	522
Other investees	44	45	−	−
	15,856	15,282	173	522

10.3.    Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	03.31.2015	12.31.2014	Type	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Indirect subsidiary
Petrobras Argentina S.A.	1,356,792	1,356,792	Common	2.95	1.72	4,003	2,334
						4,003	2,334

Associate
Braskem S.A.	212,427	212,427	Common	8.10	10.80	1,721	2,294
Braskem S.A.	75,793	75,793	Preferred A	11.00	17.50	834	1,326
						2,555	3,620

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value as of March 31, 2015, was R$ 2,555, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s audited consolidated financial statements for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.        Property, plant and equipment

11.1.   By class of assets

	Consolidated					Parent Company
	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total	Total
Balance at January 1, 2014	18,431	211,781	186,840	116,828	533,880	402,567
Additions	71	4,826	71,410	1,394	77,701	59,820
Additions to / review of estimates of decommissioning costs	−	−	−	5,096	5,096	5,316
Capitalized borrowing costs	−	−	8,431	−	8,431	7,793
Write-offs	(23)	(132)	(9,303)	(464)	(9,922)	(9,007)
Write-off - overpayments incorrectly capitalized	(85)	(2,842)	(2,643)	(222)	(5,792)	(4,425)
Transfers (***)	6,517	59,923	(86,189)	54,501	34,752	31,921
Depreciation, amortization and depletion	(1,252)	(17,409)	−	(11,500)	(30,161)	(22,081)
Impairment - recognition (****)	(2,370)	(3,682)	(30,997)	(7,540)	(44,589)	(34,762)
Impairment - reversal (****)	−	45	−	7	52	8
Cumulative translation adjustment	52	7,787	3,078	625	11,542	−
Balance at December 31, 2014	21,341	260,297	140,627	158,725	580,990	437,150
Cost	29,160	377,259	140,627	233,808	780,854	586,684
Accumulated depreciation, amortization and depletion	(7,819)	(116,962)	−	(75,083)	(199,864)	(149,534)
Balance at December 31, 2014	21,341	260,297	140,627	158,725	580,990	437,150
Additions	16	933	15,516	240	16,705	13,517
Additions to / review of estimates of decommissioning costs	−	−	−	68	68	57
Capitalized borrowing costs	−	−	1,444	−	1,444	1,218
Write-offs	(9)	(45)	(730)	(155)	(939)	(520)
Transfers	710	9,395	(16,610)	7,200	695	688
Depreciation, amortization and depletion	(396)	(4,563)	−	(3,445)	(8,404)	(6,307)
Cumulative translation adjustment	187	13,912	5,156	1,564	20,819	−
Balance at March 31, 2015	21,849	279,929	145,403	164,197	611,378	445,803
Cost	30,346	407,612	145,403	243,577	826,938	601,741
Accumulated depreciation, amortization and depletion	(8,497)	(127,683)	−	(79,380)	(215,560)	(155,938)
Balance at March 31, 2015	21,849	279,929	145,403	164,197	611,378	445,803

Weighted average of useful life in years	40 (25 to 50) (except land)	20 (3 to 31) (**)		Units of production method
(*) See note 27 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes R$ 24,419, reclassified from Intangible Assets to Property, Plant and Equipment, as a result of the declaration of commerciality of areas of the Assignment Agreement (note 12.3 to our audited consolidated financial statements for the year ended December 31, 2014).

(****) For further information see note 14 to the audited consolidated financial statements for the year ended December 31, 2014.

As of March 31, 2015, consolidated and parent company property, plant and equipment includes assets under finance leases of R$ 192 and R$ 9,419, respectively (R$ 192 and R$ 8,979 at December 31, 2014).

The Company's property, plant and equipment include the amount of R$ 74,808 related to the acquisition costs of areas in the Assignment Agreement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.        Intangible assets

12.1.   By class of assets

	Consolidated					Parent Company
		Softwares
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total	Total
Balance at January 1, 2014	33,690	332	1,162	937	36,121	33,289
Addition	214	94	279	−	587	478
Capitalized borrowing costs	−	−	19	−	19	19
Write-offs	(219)	(11)	(23)	−	(253)	(229)
Transfers (**)	(24,164)	18	22	(3)	(24,127)	(24,057)
Amortization	(84)	(120)	(312)	−	(516)	(392)
Impairment - recognition	(21)	(1)	−	−	(22)	−
Impairment - reversal	15	−	−	−	15	−
Cumulative translation adjustment	111	3	1	37	152	−
Balance at December 31, 2014	9,542	315	1,148	971	11,976	9,108
Cost	10,633	1,536	3,403	971	16,543	12,051
Accumulated amortization	(1,091)	(1,221)	(2,255)	−	(4,567)	(2,943)
Balance at December 31, 2014	9,542	315	1,148	971	11,976	9,108
Addition	9	13	61	−	83	70
Capitalized borrowing costs	−	−	4	−	4	4
Write-offs	(8)	−	(1)	−	(9)	(9)
Transfers (**)	5	1	10	(2)	14	17
Amortization	(19)	(23)	(70)	−	(112)	(88)
Cumulative translation adjustment	210	5	2	65	282	−
Balance at March 31, 2015	9,739	311	1,154	1,034	12,238	9,102
Cost	10,620	1,611	3,494	1,034	16,759	12,129
Accumulated amortization	(881)	(1,300)	(2,340)	−	(4,521)	(3,027)
Balance at March 31, 2015	9,739	311	1,154	1,034	12,238	9,102

Estimated useful life - years	(*)	5	5	Indefinite

(*) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

(**) Includes R$ 24,419, reclassified from Intangible Assets to Property Plant and Equipment, as a result of the declaration of commerciality of areas of the Assignment Agreement (note 12.3 to our audited consolidated financial statements for the year ended December 31, 2014).

13.        Exploration for and evaluation of oil and gas reserves

Exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs), are set out in the table below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	03.31.2015	12.31.2014
Property, plant and equipment
Opening Balance	18,594	20,619
Additions to capitalized costs pending determination of proved reserves	2,384	10,039
Capitalized exploratory costs charged to expense	(514)	(3,145)
Transfers upon recognition of proved reserves	(100)	(9,300)
Cumulative translation adjustment	230	381
Closing Balance	20,594	18,594
Intangible Assets	8,258	8,085
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	28,852	26,679

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

	Consolidated
	Jan-Mar/2015	Jan-Mar/2014
Exploration costs recognized in the statement of income
Geological and geophysical expenses	400	424
Exploration expenditures written off (includes dry wells and signature bonuses)	576	1,057
Other exploration expenses	7	44
Total expenses	983	1,525

Cash used in:
Operating activities	343	469
Investment activities	2,506	2,906
Total cash used	2,849	3,375

14.        Trade payables

	Consolidated
	03.31.2015	12.31.2014
Third parties in Brazil	12,353	13,146
Third parties abroad	10,785	11,262
Related parties	1,930	1,516
Balance on current liabilities	25,068	25,924

15.            Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. These obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days in the different agreements. Delivering financial statements is an obligation included in most financing agreements and non-compliance with that obligation can trigger an event of default and a right to accelerate the debt.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

A roll-forward of non-current debt is set out below:

	Consolidated
	Export Credit Agencies	Banking Markets	Capital Markets	Others	Total
Non-current
In Brazil
Opening balance at January 1, 2014	−	67,935	2,837	114	70,886
Cumulative translation adjustment (CTA)	−	133	−	−	133
Additions (new funding obtained)	−	10,130	800	−	10,930
Interest incurred during the year	−	474	−	−	474
Foreign exchange/inflation indexation charges	−	2,518	192	3	2,713
Transfer from long term to short term	−	(3,395)	(373)	(43)	(3,811)
Balance as of December 31, 2014	−	77,795	3,456	74	81,325
Abroad
Opening balance at January 1, 2014	13,599	63,034	99,730	1,618	177,981
Cumulative translation adjustment (CTA)	1,154	7,711	16,921	135	25,921
Additions (new funding obtained)	665	15,633	32,542	−	48,840
Interest incurred during the year	9	50	108	18	185
Foreign exchange/inflation indexation charges	250	1,004	(3,392)	50	(2,088)
Transfer from long term to short term	(1,747)	(8,018)	(2,979)	(98)	(12,842)
Balance at December 31, 2014	13,930	79,414	142,930	1,723	237,997
Total Balance as of December 31, 2014	13,930	157,209	146,386	1,797	319,322

Non-current
In Brazil
Opening balance at January 1, 2015	−	77,795	3,456	74	81,325
Cumulative translation adjustment (CTA)	−	212	−	−	212
Additions (new funding obtained)	−	793	−	−	793
Interest incurred during the year	−	177	−	−	177
Foreign exchange/inflation indexation charges	−	4,538	87	−	4,625
Transfer from long term to short term	−	(903)	(184)	(4)	(1,091)
Balance as of March 31, 2015	−	82,612	3,359	70	86,041
Abroad
Opening balance at January 1, 2015	13,930	79,414	142,930	1,723	237,997
Cumulative translation adjustment (CTA)	2,186	13,387	27,800	270	43,643
Additions (new funding obtained)	−	1	−	−	1
Interest incurred during the year	2	29	34	5	70
Foreign exchange/inflation indexation charges	622	3,103	(3,466)	84	343
Transfer from long term to short term	(692)	(26)	(6,585)	(34)	(7,337)
Balance as of March 31, 2015	16,048	95,908	160,713	2,048	274,717
Total Balance as of March 31, 2015	16,048	178,520	164,072	2,118	360,758

	Consolidated
Current	03.31.2015	12.31.2014
Short term debt	10,945	9,253
Current portion of long term debt	25,303	18,182
Accrued interest	3,427	4,088
	39,675	31,523

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.1.   Summarized information on current and non-current finance debt

	Consolidated
Maturity in	2015	2016	2017	2018	2019	2020 and onwards	Total (*)	Fair value

Financing in Brazilian Reais (R$):	4,028	7,366	6,381	6,908	11,201	27,339	63,223	52,791
Floating rate debt	2,693	6,297	4,584	5,171	9,502	20,980	49,227
Fixed rate debt	1,335	1,069	1,797	1,737	1,699	6,359	13,996
Average interest rate	10.0%	12.1%	11.9%	11.5%	10.7%	8.5%	10.1%

Financing in U.S. Dollars (US$):	24,066	28,863	28,094	35,602	57,405	97,029	271,059	244,797
Floating rate debt	22,714	13,943	16,348	27,810	41,788	27,156	149,759
Fixed rate debt	1,352	14,920	11,746	7,792	15,617	69,873	121,300
Average interest rate	2.1%	4.1%	4.4%	4.1%	4.0%	5.4%	4.4%

Financing in R$ indexed to US$:	350	1,268	2,262	2,257	2,249	19,642	28,028	27,558
Floating rate debt	56	75	75	70	62	175	513
Fixed rate debt	294	1,193	2,187	2,187	2,187	19,467	27,515
Average interest rate	3.7%	7.2%	7.0%	7.1%	7.0%	7.0%	7.0%

Financing in Pound Sterling (£):	158	−	−	−	−	8,166	8,324	7,157
Fixed rate debt	158	−	−	−	−	8,166	8,324
Average interest rate	3.5%	−	−	−	−	6.0%	5.9%

Financing in Japanese Yen :	1,085	1,256	303	274	−	−	2,918	2,908
Floating rate debt	279	274	274	274	−	−	1,101
Fixed rate debt	806	982	29	−	−	−	1,817
Average interest rate	1.0%	1.8%	0.8%	0.7%	−	−	1.5%

Financing in Euro :	258	38	38	9,467	4,493	12,559	26,853	24,503
Floating rate debt	37	36	36	36	36	539	720
Fixed rate debt	221	2	2	9,431	4,457	12,020	26,133
Average interest rate	1.3%	2.1%	2.1%	3.7%	3.8%	4.3%	4.0%

Financing in other currencies:	22	6	−	−	−	−	28	28
Fixed rate debt	22	6	−	−	−	−	28
Average interest rate	14.1%	15.3%	−	−	−	−	14.4%

Total as of March 31, 2015	29,967	38,797	37,078	54,508	75,348	164,735	400,433	359,742
Total Average interest rate	3.1%	5.7%	5.8%	5.1%	5.1%	6.1%	5.5%

Total as of December 31, 2014	31,523	33,397	31,742	47,254	64,252	142,677	350,845	325,946

* The average maturity of outstanding debt as of March 31, 2015 is 5.66 years.

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable. When a quoted price for an identical liability is not available, the fair value is determined based on the yield curve of the Company's most liquid bonds (level 2).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.2.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

15.2.    Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the first quarter of 2015, the capitalization rate was 4.89% p.a. (4.64% p.a. in the first quarter of 2014). This rate was applied to the balance of assets under construction as the basis for capitalizing borrowing costs, when eligible.

15.3.   Lines of credit – Outstanding balance

Company	Available (Lines of Credit)	Used	Balance

Abroad (Amount in US$ million)
PGT	1,500	700	800
Petrobras	2,500	689	1,811

In Brazil
Transpetro	10,058	3,036	7,022
Petrobras	14,503	12,844	1,659
PNBV	9,878	1,146	8,731
Liquigás	141	135	6

15.4.   Collateral

The financial institutions that have provided financing have not required Petrobras to provide collateral related to loans, except for certain specific funding instruments to promote economic development, which are collateralized by tangible assets.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables and shares of the structured entities, collateralize the loans obtained by structured entities.

The Company’s capital market financing relates primarily to unsecured global notes.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.        Leases

16.1.   Future minimum lease payments / receipts – finance leases

	Consolidated
	Receipts			Payments
Estimated commitments	Future Value	Annual Interest	Present Value	Future Value	Annual Interest	Present Value
2015	494	(312)	182	48	(36)	12
2016 - 2019	2,446	(1,494)	952	230	(109)	121
2020 and thereafter	5,517	(1,711)	3,806	632	(559)	73
As of March 31, 2015	8,457	(3,517)	4,940	910	(704)	206
Current			232			46
Non-current			4,708			160
As of March 31, 2015			4,940			206

Current			157			42
Non-current			3,866			148
As of December 31, 2014			4,023			190

16.2.   Future minimum lease payments - operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Consolidated
2015	43,918
2016 - 2019	131,619
2020 and thereafter	188,588
As of March 31, 2015	364,125
As of December 31, 2014	314,505

On March 31, 2015, the balance of estimated future minimum lease payments under operating leases includes   R$ 211,361 in the Consolidated (on December 31,2014, R$ 184,778) with respect to assets under construction, for which the lease term has not commenced.

In the first quarter of 2015, the Company paid R$ 10,254 (R$ 6,385 in the first quarter of 2014) for operating lease installments, recognized as a period expense.

17.        Related parties

17.1.   Commercial transactions and other operations

The Company has a related-party transactions policy, approved by its Board of Directors, which establishes rules to ensure that all decisions involving related parties and potential conflicts of interest take into account applicable laws in the countries in which the Company operates, the parties involved in negotiations and market conditions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.1.1.  By transaction

	Parent Company
	Jan-Mar/2015						03.31.2015
By operation	Income (expense	Current Assets	Non-current Assets	Total	Current Liabilities	Non-current Liabilities	Total
Profit or Loss
Revenues (mainly sales revenues)	35,546
Foreign exchange and inflation indexation charges, net	(4,095)
Financial income (expenses), net	(967)
Assets
Trade and other receivables		12,215	8,901	21,116
Trade and other receivables (mainly from sales)		10,845	−	10,845
Dividends receivable		875	−	875
Intercompany loans		−	7,111	7,111
Capital increase (advance)		−	720	720
Related to construction of natural gas pipeline		−	914	914
Other operations		495	156	651
Liabilities
Finance leases					(1,181)	(4,726)	(5,907)
Financing on credit operations					6,120	−	6,120
Intercompany loans					−	(35,243)	(35,243)
Prepayment of exports					(21,924)	(61,991)	(83,915)
Accounts payable to suppliers					(12,532)	−	(12,532)
Purchases of crude oil, oil products and others					(6,659)	−	(6,659)
Affreightment of platforms					(5,402)	−	(5,402)
Advances from clients					(471)	−	(471)
Other operations					(208)	(94)	(302)
As of March 31, 2015	30,484	12,215	8,901	21,116	(29,725)	(102,054)	(131,779)
Jan-Mar/2014	36,016
As of December 31, 2014		11,687	8,226	19,913	(38,352)	(80,795)	(119,147)

17.1.2. By company

	Parent Company
	Jan-Mar/2015	03.31.2015
	Income (expense	Current Assets	Non-current Assets	Total	Current Liabilities	Non-current Liabilities	Total
Subsidiaries (*)
Petrobras Distribuidora - BR	22,813	1,888	6,881	8,769	(281)	(20)	(301)
PIB-BV Holanda	150	4,033	114	4,147	(18,335)	(97,235)	(115,570)
Gaspetro	2,919	1,454	914	2,368	(419)	−	(419)
PNBV	152	3,018	28	3,046	(6,250)	−	(6,250)
Transpetro	197	438	−	438	(879)	−	(879)
Fundo de Investimento Imobiliário	(67)	17	−	17	(235)	(1,665)	(1,900)
Thermoelectrics	(50)	29	244	273	(100)	(1,018)	(1,118)
TAG	107	288	−	288	(1,740)	−	(1,740)
Other subsidiaries	1,532	885	714	1,599	(535)	−	(535)
	27,753	12,050	8,895	20,945	(28,774)	(99,938)	(128,712)
Structured Entities
CDMPI	(15)	−	−	−	(297)	(1,420)	(1,717)
PDET Off Shore	(15)	−	−	−	(170)	(623)	(793)
	(30)	−	−	−	(467)	(2,043)	(2,510)
Associates
Companies from the petrochemical sector	2,769	134	−	134	(393)	(73)	(466)
Other associates	(8)	31	6	37	(91)	−	(91)
	2,761	165	6	171	(484)	(73)	(557)
	30,484	12,215	8,901	21,116	(29,725)	(102,054)	(131,779)

(*) Includes its subsidiaries and joint ventures.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.1.3.  Annual rates for intercompany loans

Intercompany loans are charged at interest rates based on market parameters and pursuant to applicable regulations, as set out below:

	Parent Company
	Assets		Liabilities
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Up to 5%	−	−	(4,438)	(4,269)
From 5.01% to 7%	−	−	(28,664)	(23,713)
From 7.01% to 9%	−	−	(2,141)	(1,834)
More than 9.01%	7,111	6,828	−	−
	7,111	6,828	(35,243)	(29,816)

17.2.   Non standardized receivables investment fund (FIDC-NP)

The Parent Company invests in the receivables investment fund (FIDC-NP and FIDC-P), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group.

Investments in government bonds made by the FIDC-NP and FIDC-P are recognized as cash and cash equivalents or marketable securities, according to their expected realization terms.

Capitalized finance charges from the disposal of receivables and/or non-performing receivables are recognized as trade receivables. The assignment of non-performing receivables is recognized as current debt within current liabilities.

	Parent Company
	03.31.2015	12.31.2014
Cash and cash equivalents and Marketable securities	5,820	8,334
Assignment of receivables	(1,702)	(1,536)
Total recognized within current assets	4,118	6,798

Assignments of non-performing receivables	(15,867)	(17,067)
Total recognized within current liabilities	(15,867)	(17,067)

	Jan-Mar/2015	Jan-Mar/2014
Finance income FIDC P and NP	155	54
Finance expense FIDC P and NP	(416)	(380)
Net finance income (expense)	(261)	(326)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.3.   Guarantees Granted

Petrobras guarantees certain financial operations carried out by its subsidiaries abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, guarantees the payment of debt service in the event that a subsidiary defaults on a debt.

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	03.31.2015						12.31.2014
Maturity date of the loans	PGF	PGT	PNBV	TAG	Others	Total	Total
2015	−	4,812	8,066	−	−	12,878	14,433
2016	19,058	−	2,679	−	−	21,737	18,123
2017	15,238	−	3,269	−	962	19,469	16,121
2018	16,940	11,228	9,971	−	812	38,951	33,121
2019	24,529	22,135	8,822	−	−	55,486	46,258
2020	15,094	17,099	2,339	−	−	34,532	28,715
2021 and thereafter	77,456	9,731	11,294	14,538	1,967	114,986	97,997
	168,315	65,005	46,440	14,538	3,741	298,039	254,768

17.4.   Investment fund of subsidiaries abroad

At March 31, 2015, a subsidiary of PIB BV had amounts invested in an investment fund abroad that held debt securities of other subsidiaries of Petrobras, mainly related to Gasene, Malhas, CDMPI, CLEP and Marlim Leste (P-53), among other investments, in the amount of R$ 21,143 (R$ 17,594 at December 31, 2014).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.5.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Consolidated
	Jan-Mar/ 2015		03.31.2015	Jan-Mar/ 2014		12.31.2014
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	2,739	1,160	291	2,496	1,343	519
Petrochemical companies	2,785	145	469	4,697	545	219
Other associates and joint ventures	591	734	886	929	405	699
	6,115	2,039	1,646	8,122	2,293	1,437

Government entities
Government bonds	363	9,406	−	404	11,525	−
Banks controlled by the Federal Government	(3,775)	11,173	86,164	(1,637)	10,131	75,181
Receivables from the Electricity sector (note 7.4)	518	8,982	−	464	7,879	−
Petroleum and alcohol account - receivables from Federal government (note 17.6)	2	845	−	−	843	−
Federal Government - dividends and interest on capital	−	−	−	(47)	−	−
Others	38	492	285	33	639	595
	(2,854)	30,898	86,449	(783)	31,017	75,776
Pension plans	−	−	108	(1)	−	358
	3,261	32,937	88,203	7,338	33,310	77,571

Revenues (mainly sales revenues)	6,635			8,637
Foreign exchange and inflation indexation charges, net	(2,229)			(644)
Finance income (expenses), net	(1,145)			(655)
Current assets		15,726			17,837
Non-current assets		17,211			15,473
Current liabilities			11,385			4,928
Non-current liabilities			76,818			72,643
	3,261	32,937	88,203	7,338	33,310	77,571

17.6.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of March 31, 2015, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 845 (R$ 843 as of December 31, 2014). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables. Court ordered expert proceedings are ongoing.

17.7.   Compensation of employees and officers

Petrobras’ key management compensation is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

			Jan-Mar2015			Jan-Mar2014
	Officers	Board	Total	Officers	Board	Total
Salaries and benefits	4.1	0.2	4.3	2.9	0.2	3.1
Social charges (*)	1.1	0.1	1.2	0.7	0.1	0.8
Pension	0.2	−	0.2	0.1	−	0.1
Total remuneration - scope	5.4	0.3	5.7	3.7	0.3	4.0
Total remuneration - held payment	5.4	0.3	5.7	4.3	0.3	4.6

Number of members	8	10	18	7	10	17

(*) The compensation of executive officers and directors is based on legal requirements and guidelines established by the Brazilian Department of Oversight and Governance of State-controlled Companies (Departamento de Coordenação e Governança das Empresas Estatais - DEST). DEST determined that social security and other employee-related taxes were included in the key management compensation proposed at the Annual General Meeting of 2014. Those taxes had been included since the first quarter of 2014, but were not included in the notes to the financial statements.

In the first quarter of 2015, the compensation of board members and officers for the consolidated Petrobras group amounted to R$ 15.8 (R$ 15.3 in the first quarter of 2014).

18.        Provision for decommissioning costs

		Consolidated
Non-current liabilities	03.31.2015	12.31.2014
Opening balance	21,958	16,709
Adjustment to provision	54	6,196
Payments made	(810)	(1,603)
Interest accrued	200	475
Others	274	181
Closing balance	21,676	21,958

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.        Taxes

19.1.   Current taxes

Income tax and social contribution	Consolidated
	Current assets		Current liabilities
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Taxes in Brazil	2,486	2,705	701	370
Taxes Abroad	142	118	327	287
	2,628	2,823	1,028	657

	Consolidated
	Current assets		Non-current assets		Current liabilities
	03.31.2015	12.31.2014	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Taxes In Brazil
ICMS/ Deferred ICMS (VAT)	4,496	4,707	2,043	2,090	3,402	3,386
PIS and COFINS/ Deferred PIS and COFINS (Taxes on Revenues)	2,157	2,201	8,002	7,923	1,449	784
CIDE	35	35	−	−	20	20
Production Taxes (Special Participation / Royalties)	−	−	−	−	2,957	4,031
Withholding income tax and social contribution	−	−	−	−	1,232	1,290
Others	193	195	608	610	742	745
	6,881	7,138	10,653	10,623	9,802	10,256
Taxes Abroad	165	162	28	22	586	540
	7,046	7,300	10,681	10,645	10,388	10,796

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.2.   Deferred income tax and social contribution - non-current

Changes in deferred income tax and social contribution are set out below.

	Consolidated
	Property, Plant and Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2014	(31,405)	(9,385)	4,648	(1,214)	957	11,271	1,346	3,145	78	(20,559)
Recognized in the statement of income for the year	(4,844)	10,172	779	(85)	420	6,752	(21)	(3,162)	(1,986)	8,025
Recognized in shareholders’ equity	−	−	4,734	(97)	−	(459)	−	−	3,175	7,353
Cumulative translation adjustment	−	(184)	9	−	(4)	338	10	(2)	(177)	(10)
Others (*)	−	(46)	(15)	(177)	24	(130)	−	−	156	(188)
Balance at December 31, 2014	(36,249)	557	10,155	(1,573)	1,397	17,772	1,335	(19)	1,246	(5,379)
Recognized in the statement of income for the year	(1,389)	(1,036)	685	(192)	218	3,636	411	24	(4,401)	(2,044)
Recognized in shareholders’ equity	−	−	8,484	−	−	(230)	−	−	1,172	9,426
Fraud recognition adjustments	−	248	(6)	−	5	770	6	(4)	(891)	128
Cumulative translation adjustment	−	(283)	275	−	(3)	(12)	−	−	(11)	(34)
Balance at March 31, 2015	(37,638)	(514)	19,593	(1,765)	1,617	21,936	1,752	1	(2,885)	2,097

Deferred tax assets										2,673
Deferred tax liabilities										(8,052)
Balance at December 31, 2014										(5,379)

Deferred tax assets										2,937
Deferred tax liabilities										(840)
Balance at March 31, 2015										2,097

(*) Relates primarily to disposal of interests in investees or mergers.

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.3.   Reconciliation between statutory tax rate and tax expense

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Consolidated
	Jan-Mar/ 2015	Jan-Mar/ 2014
Income before income taxes	7,551	7,589
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(2,567)	(2,580)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	659	622
Tax incentives	14	19
Tax loss carryforwards (unrecognized tax losses)	(765)	164
Non taxable income (deductible expenses), net (*)	(447)	(165)
Tax credits of companies abroad in the exploration stage	(4)	(3)
Others	87	140
Income tax and social contribution expense	(3,023)	(1,803)
Deferred income tax and social contribution expense	(2,044)	(682)
Current income tax and social contribution	(979)	(1,121)
	(3,023)	(1,803)
Effective Tax Rate	40.0%	23.8%
(*) Includes share of earnings in equity-accounted investees.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.        Employee benefits (Post-Employment)

20.1.   Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans, in Brazil and for certain of its international subsidiaries, as well as defined benefit medical plans for employees in Brazil (active and retirees) and their dependents.

Changes in the pension and medical benefits to employees are set out following:

	Consolidated
	Petros Plan		Medical Plan	Other plans
	Petros	Petros 2	AMS		Total
Balance at December 31, 2013	12,515	284	16,397	257	29,453
(+) Remeasurement effects recognized in OCI	7,576	363	5,777	8	13,724
(+) Costs incurred in the year	1,881	116	2,714	62	4,773
(-) Contributions paid	(579)	−	(930)	(12)	(1,521)
(-) Payments related to the Term of Financial Commitment (TFC)	(478)	−	−	−	(478)
Others	1	(1)	(1)	(32)	(33)
Balance at December 31, 2014	20,916	762	23,957	283	45,918

Current	1,170	−	939	6	2,115
Non-current	19,746	762	23,018	277	43,803
	20,916	762	23,957	283	45,918

(+) Costs incurred in the period	726	62	875	21	1,684
(-) Contributions paid	(139)	−	(273)	(9)	(421)
Others	−	−	−	40	40
Balance at March 31, 2015	21,503	824	24,559	335	47,221

Current	1,300	−	939	5	2,244
Non-current	20,203	824	23,620	330	44,977
	21,503	824	24,559	335	47,221

Pension and medical benefit expenses recognized in profit or loss are set out following:

	Consolidated
	Pension Plan		Medical Plan	Other Plans
	Petros	Petros 2	AMS		Total
Current service cost	69	37	109	8	223
Interest cost over net liabilities / (assets)	657	25	766	13	1,461
Net costs for the period Jan-Mar/2015	726	62	875	21	1,684
Related to active employees:
Included in the cost of sales	214	33	208	−	455
Operating expenses in the statement of income	111	26	125	20	282
Related to retired employees	401	3	542	1	947
Net costs for the period Jan-Mar/2015	726	62	875	21	1,684
Net costs for the period Jan-Mar/2014	408	29	591	13	1,041

At March 31, 2015, the Company had crude oil and oil products of R$ 5,795 pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In the first quarter of 2015, the Company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 222 (R$ 196 in the first quarter of 2014).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.2.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March, 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regulation, following negotiations started in the context of the 2013/2015 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by management.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as profit sharing benefit to employees.

Pursuant to the amended rules, in the event the Company records a net loss for the period, profit sharing benefit will be one half of the benefit paid in the prior year in addition to half a month’s salary for each employee.

2015 profit sharing benefit

The PLR amounts for Jan-Mar/2015 are as follows:

Jan-Mar/2015
Consolidated net income attributable to shareholders of Petrobras	5,330
Profit sharing distribution percentage, based on overall achievement of goals (*)	6.25%
Profit sharing - Subsidiaries in Brasil	333
Profit sharing - Companies abroad	3
Profit sharing	336

(*) The percentage of overall achievement of goals is a result of the following Corporate indicators: maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed (excluding NGL) in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.3.   Voluntary Separation Incentive Plan

In January 2014, the Company launched a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

On March 31, 2014 the Company recognized in other expenses in the statement of income a provision for the estimated charges. The amounts are subject to changes resulting from employees who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

As of March 31, 2015, 5,118 separations and 500 cancellations of requests were made for voluntary separation of employees who enrolled in the PIDV. Changes in the provision are set out below:

Consolidated
Opening balance at December 31, 2014	1,035
Revision of provision	26
Use for separations	(73)
Closing balance at March 31, 2015	988

Current	510
Non-current	478

21.        Shareholders’ equity

21.1.   Share capital

At March 31, 2015, subscribed and fully paid share capital was R$ 205,432, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

21.2.   Dividends

The Company’s Board of Directors did not propose a dividend distribution for the year ended December 31, 2014, because the Company reported a loss for the year.

21.3.   Earnings per share

	Consolidated
	Jan-Mar/2015	Jan-Mar/2014
Net income attributable to Shareholders of Petrobras	5,330	5,393
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (R$ per share)	0.41	0.41

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.        Sales revenues

	Consolidated
	Jan-Mar/2015	Jan-Mar/2014
Gross sales	93,065	98,406
Sales taxes	(18,712)	(16,861)
Sales revenues (*)	74,353	81,545
Diesel	23,956	23,150
Automotive gasoline	13,363	13,286
Fuel oil (including bunker fuel)	2,204	2,366
Naphtha	1,643	3,707
Liquefied petroleum gas	2,175	2,030
Jet fuel	2,579	3,377
Other oil products	2,686	3,398
Subtotal oil products	48,606	51,314
Natural gas	4,874	4,427
Ethanol, nitrogen products, renewables and other nonoil products	2,844	2,187
Electricity, services and others	4,263	4,469
Domestic market	60,587	62,397
Exports	5,683	8,227
International sales (**)	8,083	10,921
Sales revenues (*)	74,353	81,545

(*) Analysis of sales revenues by business segment is set out in note 27.
(**) Sales revenues from operations outside of Brazil, other than exports.

23.        Other expenses, net

	Consolidated
	Jan-Mar/2015	Jan-Mar/2014
Pension and medical benefits retirees	(947)	(552)
Unscheduled stoppages and pre-operating expenses	(941)	(532)
Legal, administrative and arbitration proceedings	(833)	(381)
Institutional relations and cultural projects	(381)	(459)
Health, safety and environment	(71)	(83)
Voluntary Separation Incentive Plan - PIDV	(26)	(2,396)
Results of decommissioning areas	(5)	−
Reversal / Recognition of impairment	(3)	15
E&P areas returned and cancelled projects	(1)	(60)
Government grants	6	71
Reimbursements from E&P partnership operations	141	171
Gains / (Losses) on disposal / write-offs of assets	406	584
Others (*)	314	(235)
	(2,341)	(3,857)

(*) In 2014, includes additional profit sharing benefit in the amount of R$ 388 for 2013, as set out on note 22.7 to the audited consolidated financial statements for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.        Costs and Expenses by nature

	Consolidated
	Jan-Mar/2015	Jan-Mar/2014
Raw material / products for resale	(24,987)	(36,618)
Materials, third-party services, freight, rent and other related costs	(14,852)	(12,577)
Depreciation, depletion and amortization	(8,516)	(7,123)
Employee compensation	(7,754)	(9,129)
Production taxes	(4,554)	(8,482)
Unscheduled stoppages and pre-operating expenses	(941)	(532)
(Losses) / Gains on legal, administrative and arbitration proceedings	(833)	(381)
Other taxes	(753)	(327)
Exploration expenditures written-off (includes dry wells and signature bonuses)	(576)	(1,057)
Institutional relations and cultural projects	(381)	(459)
Health, safety and environment	(71)	(83)
Review with decommissioning estimation	(5)	−
Reversal / Recognition of impairment	(3)	15
E&P areas returned and cancelled projects	(1)	(60)
Gains / (Losses) on disposal / write-offs of assets (part of net operating expenses)	406	584
Allowance for impairment of trade receivables	863	(32)
Changes in inventories	1,604	1,957
	(61,354)	(74,304)

Statement of Income
Cost of sales	(51,943)	(62,382)
Selling expenses	(1,724)	(2,725)
General and administrative expenses	(2,710)	(2,560)
Exploration costs	(983)	(1,525)
Research and development expenses	(564)	(592)
Other taxes	(753)	(327)
Other expenses, net	(2,341)	(3,857)
Profit sharing	(336)	(336)
	(61,354)	(74,304)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

25.        Net finance income (expense), net

	Consolidated
	Jan-Mar/2015	Jan-Mar/2014
Foreign exchange gains/ (losses) and inflation indexation charges on debt (*)	(2,533)	253
Debt interest and charges	(4,627)	(3,641)
Income from investments and marketable securities	503	623
Financial result on net debt	(6,657)	(2,765)
Capitalized borrowing costs	1,448	2,237
Gains (losses) on derivatives, net	(11)	17
Interest income from marketable securities	6	34
Other finance expense and income, net	(237)	(98)
Other foreign exchange gains/ (losses) and indexation charges, net	(170)	401
Finance income (expenses), net	(5,621)	(174)
Income	734	1,042
Expenses	(3,691)	(1,848)
Foreign exchange gains/ (losses) and inflation indexation charges, net	(2,664)	632
	(5,621)	(174)

(*) Includes local corrency debt indexed to the U.S. dollar.

26.        Supplemental information on statement of cash flows

	Consolidated
	Jan-Mar/2015	Jan-Mar/2014
Amounts paid / received during the period
Income taxes paid	621	457
Withholding income tax paid on behalf of third-parties	1,091	1,022

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	9	8
Recognition (reversal) of provision for decommissioning costs	68	13

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.        Segment information

Consolidated assets by Business Area - 03.31.2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Current assets	19,235	39,823	10,952	182	8,804	6,493	63,202	(11,126)	137,565
Non-current assets	414,263	146,539	67,248	2,640	11,189	33,537	22,093	(3,126)	694,383
Long-term receivables	19,732	9,462	5,661	9	4,429	5,146	13,432	(2,960)	54,911
Investments	656	3,980	1,451	2,088	54	7,168	459	−	15,856
Property, plant and equipment - Total	386,120	132,469	59,273	543	6,094	19,535	7,510	(166)	611,378
Operating assets	280,758	111,108	48,344	501	4,718	14,496	6,215	(166)	465,975
Under construction	105,362	21,361	10,929	42	1,376	5,039	1,295	−	145,403
Intangible assets	7,755	628	863	−	612	1,688	692	−	12,238
Total Assets	433,498	186,362	78,200	2,822	19,993	40,030	85,295	(14,252)	831,948

Consolidated assets by Business Area - 12.31.2014	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	15,959	39,111	10,570	173	9,246	6,229	64,174	(10,439)	135,023
Non-current assets	386,519	146,922	64,780	2,774	9,934	28,324	21,850	(2,751)	658,352
Long-term receivables	17,874	9,573	3,749	8	3,217	4,908	13,359	(2,584)	50,104
Investments	531	4,800	1,393	2,221	39	5,912	386	−	15,282
Property, plant and equipment - Total	360,368	131,914	58,770	545	6,066	16,091	7,403	(167)	580,990
Operating assets	263,794	108,747	47,460	502	4,595	9,870	5,562	(167)	440,363
Under construction	96,574	23,167	11,310	43	1,471	6,221	1,841	−	140,627
Intangible assets	7,746	635	868	−	612	1,413	702	−	11,976
Total Assets	402,478	186,033	75,350	2,947	19,180	34,553	86,024	(13,190)	793,375

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – 03.31.2015

	E&P	Abastecimiento	Gas & Energía	Biocombusti-bles	Distribución	Internacional	Corporativo	Eliminación	Total
Sales revenues	25,717	54,265	10,638	156	24,054	6,593	−	(47,070)	74,353
Intersegments	25,294	19,347	1,665	151	500	113	−	(47,070)	−
Third parties	423	34,918	8,973	5	23,554	6,480	−	−	74,353
Cost of sales	(19,102)	(42,968)	(8,952)	(164)	(22,001)	(5,658)	−	46,902	(51,943)
Gross profit	6,615	11,297	1,686	(8)	2,053	935	−	(168)	22,410
Expenses	(1,728)	(1,951)	416	(37)	(1,200)	(531)	(4,212)	168	(9,075)
Selling, general and administrative	(330)	(1,645)	639	(27)	(1,244)	(570)	(1,428)	171	(4,434)
Exploration costs	(877)	−	−	−	−	(106)	−	−	(983)
Research and development	(220)	(95)	(43)	(6)	(1)	(2)	(197)	−	(564)
Other taxes	(33)	(166)	(195)	−	(13)	(85)	(261)	−	(753)
Other operating expenses, net	(268)	(45)	15	(4)	58	232	(2,326)	(3)	(2,341)
Income (loss) before financial results, profit sharing and income taxes	4,887	9,346	2,102	(45)	853	404	(4,212)	−	13,335
Financial income (expenses), net	−	−	−	−	−	−	(5,621)	−	(5,621)
Share of profit of equity-accounted investments	−	73	76	(20)	2	42	−	−	173
Profit sharing	(124)	(89)	(14)	−	(15)	(5)	(89)	−	(336)
Net Income (loss) before income taxes	4,763	9,330	2,164	(65)	840	441	(9,922)	−	7,551
Income tax and social contribution	(1,619)	(3,147)	(710)	16	(285)	(238)	2,960	−	(3,023)
Net income (loss)	3,144	6,183	1,454	(49)	555	203	(6,962)	−	4,528
Net income attributable to:
Shareholders of Petrobras	3,148	6,181	1,376	(49)	555	103	(5,984)	−	5,330
Non-controlling interests	(4)	2	78	−	−	100	(978)	−	(802)
	3,144	6,183	1,454	(49)	555	203	(6,962)	−	4,528

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – 03.31.2014

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	39,573	64,146	9,552	115	23,499	8,321	−	(63,661)	81,545
Intersegments	39,382	22,165	837	110	670	497	−	(63,661)	−
Third parties	191	41,981	8,715	5	22,829	7,824	−	−	81,545
Cost of sales	(19,679)	(69,111)	(8,539)	(136)	(21,485)	(7,324)	−	63,892	(62,382)
Gross profit	19,894	(4,965)	1,013	(21)	2,014	997	−	231	19,163
Expenses	(3,648)	(2,455)	(382)	(45)	(1,257)	(543)	(3,379)	123	(11,586)
Selling, general and administrative	(210)	(1,734)	(689)	(30)	(1,091)	(425)	(1,224)	118	(5,285)
Exploration costs	(1,476)	−	−	−	−	(49)	−	−	(1,525)
Research and development	(313)	(98)	(41)	(6)	(1)	(1)	(132)	−	(592)
Other taxes	(31)	(37)	(68)	(1)	(12)	(55)	(123)	−	(327)
Other operating expenses, net	(1,618)	(586)	416	(8)	(153)	(13)	(1,900)	5	(3,857)
Income (loss) before financial results, profit sharing and income taxes	16,246	(7,420)	631	(66)	757	454	(3,379)	354	7,577
Financial income (expenses), net	−	−	−	−	−	−	(174)	−	(174)
Share of profit of equity-accounted investments	7	146	127	(31)	−	269	4	−	522
Profit sharing	(118)	(92)	(12)	(1)	(23)	(6)	(84)	−	(336)
Net Income (loss) before income taxes	16,135	(7,366)	746	(98)	734	717	(3,633)	354	7,589
Income tax and social contribution	(5,483)	2,555	(211)	23	(250)	103	1,582	(122)	(1,803)
Net income (loss)	10,652	(4,811)	535	(75)	484	820	(2,051)	232	5,786
Net income attributable to:
Shareholders of Petrobras	10,654	(4,808)	515	(75)	484	753	(2,362)	232	5,393
Non-controlling interests	(2)	(3)	20	−	−	67	311	−	393
	10,652	(4,811)	535	(75)	484	820	(2,051)	232	5,786

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement per International Business Area

Income statement	03.31.2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	1,320	3,295	355	3,104	5	(1,486)	6,593
Intersegments	732	834	24	3	6	(1,486)	113
Third parties	588	2,461	331	3,101	(1)	−	6,480

Income (loss) before financial results, profit sharing and income taxes	392	17	41	75	(147)	26	404
Net income (loss) attributable to shareholders of Petrobras	352	4	69	63	(411)	26	103

Income statement	03.31.2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	1,868	4,488	286	2,878	15	(1,214)	8,321
Intersegments	853	827	19	1	11	(1,214)	497
Third parties	1,015	3,661	267	2,877	4	−	7,824
Income before financial results, profit sharing and income taxes	425	53	62	98	(159)	(25)	454
Net income (loss) attributable to shareholders of Petrobras	619	65	76	91	(73)	(25)	753

Total assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
As of 03.31.2015	30,920	5,126	1,493	2,856	3,176	(3,541)	40,030
As of 12.31.2014	25,557	4,944	1,255	2,497	3,267	(2,967)	34,553

As an outcome of the creation of the position of Chief Governance, Risk and Compliance Officer, which replaced the position of Chief International Officer, the Company has recently approved the organizational structure adjustments in other business areas to allocate the international activities to other business segments. Considering the necessary steps to integrate the management of those activities, the Company is still presenting the results of international activities separately.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

28.        Provisions for legal proceedings

28.1.   Provisions for legal proceedings,  judicial deposits and contingent liabilities

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party, deferred VAT (ICMS) on natural gas purchases and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

The Company has provisions for legal proceedings in the amounts set out below:

	Consolidated
Non-current liabilities	03.31.2015	12.31.2014
Labor claims	2,057	1,904
Tax claims	708	276
Civil claims	1,896	1,770
Environmental claims	112	105
Other claims	25	36
	4,798	4,091

Opening Balance	4,091	2,918
New provisions, net	814	1,775
Payments made	(19)	(740)
Accruals and charges	43	155
Others	(131)	(17)
Closing Balance	4,798	4,091

Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	03.31.2015	12.31.2014
Labor	2,538	2,464
Tax	2,816	2,671
Civil	2,028	1,760
Environmental	220	213
Others	11	16
	7,613	7,124

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized as liabilities in the financial statements but are disclosed, unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings at March 31, 2015 for which the likelihood of loss is considered to be possible are set out in the table below (Consolidated):

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Nature	Estimate
Tax	96,058
Civil - General	9,706
Labor	12,979
Civil - Environmental	4,196
Others	4
122,943

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor), for which the expectation of loss is considered as possible is set out following.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Failure to withhold and pay income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) on remittances for payment of platform charters.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	21,399
2) Failure to pay tax on financial operations (IOF) over intercompany loans entered into with PifCo, Brasoil and BOC in 2007, 2008 , 2009 and 2010.
Current status: Awaiting the hearing of an appeal at the administrative level.	7,283
3) Deduction from taxable income of profits of subsidiaries and associates domiciled abroad in 2005, 2006, 2007, 2008, 2009 and 2010.
Current status: Awaiting the hearing of an appeal at the administrative level.	6,881
4) Failure to withhold and pay income tax (IRRF) on remittances for payment of crude oil imports.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	5,669
5) Deduction from taxable income of expenses from Petros Plan renegotiation and penalties.
Current status: Awaiting the hearing of an appeal at the administrative level.	5,025
6) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of development costs
Current status: This claim involves a lawsuit in administrative stage, in which the Company is taking legal actions to ensure its rights.	4,767
7) Tax credits applied were disallowed due to failure to comply with an ancillary tax obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,569
8) Failure to pay social security contributions over contingent bonuses paid to employees.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	2,224
9) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of various employee benefits and pension benefits (PETROS) expenses in 2007 and 2008.
Current status: This claim is being disputed at the administrative level, involving three administrative proceedings.	2,011

10) Failure to pay Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in different administrative and judicial levels, in which the Company is taking legal actions to ensure its rights.	1,709
Plaintiff: State of São Paulo Finance Department

11) Dispute over VAT (ICMS) levied on a drilling rig import – temporary admission in the state of São Paulo and clearance in the state of Rio de Janeiro and related fines for breach of ancillary tax obligations.

Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	4,852
Plaintiff: States of AM, BA, DF, ES, PA, PE and RJ Finance Departments
12) Dispute over VAT (ICMS) levied on crude oil and natural gas sales attributable to alleged differences in initial inventory and final inventory.
Current status: This claim involves lawsuits in different administrative abd judicial levels, in which the Company is taking legal actions to ensure its rights.	2,640
Plaintiff: State of Rio de Janeiro Finance Department
13) VAT (ICMS) levied on dispatch of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative stages, in which the Company is taking legal actions to ensure its rights.	3,581
14) Dispute over VAT (ICMS) levied on jet fuel sales, as Decree 36,454/2004 was declared unconstitutional.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	1,934
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

15) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo. Petrobras withheld and paid these taxes to the municipalities where the respective service providers were established, in accordance with Complementary Law 116/03.

Current status: This claim involves lawsuits in different judicial stages, in which the Company is taking legal actions to ensure its rights.	2,401
Plaintiff: States of SP, RS and SC Finance Departments
16) Three States challenged VAT (ICMS) paid to the State of MS on imports of natural gas.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	2,013
Plaintiff: States of Rio de Janeiro and Sergipe Finance Departments
17) VAT (ICMS) credits were allegedly applied improperly on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different judicial stages, in which the Company is taking legal actions to ensure its rights.	1,022
Plaintiff: States of São Paulo, Ceará, Paraíba, Rio de Janeiro, Bahia and Pará Finance Departments
18) Alleged failure to pay VAT (ICMS) and allegedly improper use of ICMS credits on exports, internal consumption and similar transactions involving bunker.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,152
19) Other tax matters	14,926
Total tax matters	96,058

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Legal and administrative disputes on differences in special participation charges and royalties paid in several oil fields. In addition, the Brazilian Oil, Natural Gas and Biofuels Agency (ANP) is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	3,149
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
2)Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline and other oil products (Diesel and LPG) sales in the domestic market.
Current status: This claim is in judicial stage and was ruled for the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices anti-competitive.	1,396
3) Other civil matters	5,161
Total for civil matters	9,706

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária e IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	2,207
2) Other environmental matters	1,989
Total for environmental matters	4,196

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff : Sindipetro of Espírito Santo, Rio de Janeiro, Bahia, Minas Gerais and São Paulo.
1) Class actions requiring a review of how the minimum compensation based on the employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is computed.
Current status: The Company filed with the Superior Labor Court its collective bargaining agreement seeking an interpretation of the clause that is being questioned before the Labor Courts.	3,232
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro of State of Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The Company has appealed a decision with respect to the claim filed by Sindipetro/BA and awaits judgment by the Superior Labor Court. The Company has filed an appeal in the Superior Labor Court to overturn a decision with respect to the claim filed by Sindipetro Norte Fluminense (NF) and awaits judgment.	1,183
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF
3) The plaintiff claims Petrobras to pay overtime for standby work time exceeding 12-hours per day. It also claims that Petrobras must respect a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	1,034
4) Other labor matters	7,530
Total for labor matters	12,979

28.2.   Class actions and other related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Litigation”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint on March 27, 2015 that purports to be on behalf of investors who: (i) purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby; (ii) purchased or otherwise acquired the 2012 Notes pursuant to the 2009 Registration Statement, or the 2013 Notes or 2014 Notes pursuant to the 2012 Registration Statement and were damaged thereby; and (iii) purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the period January 22, 2010 and March 19, 2015, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The consolidated amended complaint alleges, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

On April 17, 2015, Petrobras, PGF and underwriters of notes issued by the Company filed a motion to dismiss. The motion to dismiss is scheduled to be fully debriefed by May 22, 2015.

In addition, to date, three complaints have been filed by individual investors in the Southern District of New York consisting of allegations similar to those in the consolidated amended complaint. Those individual actions have been consolidated with the Consolidated Securities Litigation for pre-trial purposes.

The plaintiffs have not specified an amount of alleged damages in the actions. Because these actions are in their early stages, the possible loss or range of losses, if any, arising from the litigation cannot be estimated. The Company has engaged a U.S. firm as legal counsel and intends to defend vigorously against the allegations made in the context of these actions.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

29.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 6,643, of which R$ 5,141 are still in force, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to R$ 4,070 and bank guarantees of R$ 1,071.

30.        Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. It manages risks through a corporate policy established by its officers.

The objective of the overall risk management policy is to support the achievement of the Company’s strategic goals through an adequate resource allocation and an appropriate balance between growth, return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates.

A summary of the positions held by the Company and recognized in other current assets and liabilities as of March 31, 2015, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	03.31.2015	12.31.2014	03.31.2015	12.31.2014
Derivatives not designated for hedge accounting
Future contracts (*)	(19,572)	(4,314)	160	186
Long position/Crude oil and oil products	90,088	84,544	−		2015
Short position/Crude oil and oil products	(109,660)	(88,858)	−		2015
Options (*)	845	(594)	−	2
Call/Crude oil and oil products	(50)	(364)	(1)	(1)	2015
Put/Crude oil and oil products	895	(230)	1	3	2015
Forward contracts			(4)	3
Long position/ Foreign currency forwards (ARS/USD)	USD 10	USD 10	(4)	(3)	2015
Short position/ Foreign currency forwards (BRL/USD)	USD 1	USD 249	−	6	2015
Swap			−	−
Interest – Euribor x Fixed rate	EUR 4	EUR 5	−	−	2015

Derivatives designated for hedge accounting
Swap			(86)	(113)
Foreign currency - Cross-currency Swap	USD 298	USD 298	(19)	(59)	2016
Interest – Libor /Fixed rate	USD 408	USD 419	(67)	(54)	2020

Total recognized in the Statement of Financial Position			70	78

(*) Notional value (thousand bbl)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Gains/ (losses) recognized in the statement of income (*)		Gains/ (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Mar/ 2015	Jan-Mar/ 2014	Jan-Mar/ 2015	Jan-Mar/ 2014	03.31.2015	12.31.2014
Commodity derivatives	(42)	37	−	-	290	17
Foreign currency derivatives	38	(20)	4	6	−	−
Interest rate derivatives	(7)	−	(5)	2	−	−
Embedded derivative - ethanol	−	−	−	−	−	−
	(11)	17	(1)	8	290	17
Cash flow hedge on exports (***)	(824)	(470)	(27,476)	4,362	−	−
	(835)	(453)	(27,477)	4,370	290	17

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out in note 30.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of March 31, 2015 is set out following:

		Consolidated
Financial Instruments	Risk	Probable Scenario (*)	Stressed Scenario (∆ de 25%)	Stressed Scenario (∆ de 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	160	(606)	(1,372)
Forward contracts	Foreign currency - depreciation of the BRL against the USD	−	−	−
Forward contracts	Foreign currency - appreciation of the ARS against the USD	2	(8)	(16)
Swap	Interest - Euribor decrease	−	−	−
Options	Crude oil and oil products - price changes	−	(1)	(2)
		162	(615)	(1,390)
Derivatives designated for hedge accounting
Swap		(16)	(193)	(321)
Debt	Foreign currency - appreciation of the JPY against the USD	16	193	321
Net effect		−	−	−

Swap		13	(3)	(5)
Debt	Interest - LIBOR increase	(13)	3	5
Net effect		−	−	−

(*) On March 31, 2015, the probable scenario was computed based on the following risks: Real x Dollar – a 0.37% depreciation of the Real / Yen x Dollar – a 1.7% depreciation of the Yen / Peso x Dollar: an 4.83% depreciation of the Peso. LIBOR Forward Curve - a 0.28% increase throughout the curve; EURIBOR Forward Curve - a 0.1% increase throughout the curve.

30.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras preferably does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

30.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

a)      Cash Flow Hedge involving the Company’s highly probable future exports

The Company designates hedging relationships to account for the effects of the existing natural hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its U.S. dollar denominated exports and to properly recognize that hedge in its financial statements.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt (which has an average maturity of approximately 5.66 years).

The principal amounts, the fair value as of March 31, 2015, and a schedule of the expected reclassifications to statement of income of the balance of losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income, based on a BRL/USD 3.208 exchange rate, are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Period	Principal Amount (US$ million)	Carrying amount as of March 31, 2015

Non-Derivative Financial Instruments	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2015 to November 2023	52,072	167,047

Changes in the Principal Amount	US$ million
Amounts designated as of December 31, 2014	50,858
New hedging instruments designated	2,634
Exports affecting profit or loss	(1,395)
Principal repayments / amortization	(25)
Amounts designated as of March 31, 2015	52,072

A schedule of the timing of the losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income as of March 31, 2015 is set out below:

	Consolidated
	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total
Expected reclassification	(4,998)	(7,015)	(8,044)	(8,024)	(7,075)	(5,704)	(5,216)	(5,493)	(2,577)	(54,146)

b)     Cash flow hedges involving swap contracts - Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)       Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data, along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

			Consolidated
Financial Instruments	Exposure at 03.31.2015	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	11,307		42	2,827	5,654
Liabilities	(199,324)	Dollar/ Real	(746)	(49,831)	(99,662)
Cash flow hedge on exports	167,047		625	41,762	83,523
	(20,970)		(79)	(5,242)	(10,485)
Liabilities (**)	(2,078)	Yen/ Dollar	35	(520)	(1,039)
	(2,078)		35	(520)	(1,039)
Assets	41		−	10	21
Liabilities	(7,104)	Euro/ Real	67	(1,776)	(3,552)
	(7,063)		67	(1,766)	(3,531)
Assets	18,935	Euro/ Dollar	(287)	4,734	9,467
Liabilities	(38,217)		579	(9,554)	(19,109)
	(19,282)		292	(4,820)	(9,642)
Assets	20	Pound Sterling/ Real	−	5	10
Liabilities	(2,259)		(1)	(565)	(1,129)
	(2,239)		(1)	(560)	(1,119)
Assets	5,236	Pound Sterling/ Dollar	(40)	1,309	2,618
Liabilities	(11,262)		85	(2,815)	(5,631)
	(6,026)		45	(1,506)	(3,013)
Assets	721	Peso/ Dollar	35	180	360
Liabilities	(1,981)		(96)	(495)	(991)
	(1,260)		(61)	(315)	(631)
	(58,918)		298	(14,729)	(29,460)

(*) On March 31, 2015, the probable scenario was computed based on the following risks: Real x Dollar – a 0.37% depreciation of the Real / Yen x Dollar – a 1.7% depreciation of the Yen / Peso x Dollar: an 4.83% depreciation of the Peso/ Euro x Dollar: a 1.31% depreciation of the Euro / Pound Sterling x Dollar: a 0.34% depreciation of the Pound Sterling. Source: Focus and Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

30.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

30.4.   Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from customers or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is very diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions is spread among “investment grade” international banks rated by international rating agencies and highly-rated Brazilian banks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that the need of cash for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

This strategy is currently is being achieved, for example, by seeking funding in the Asian banking market. The Company intends to use different funding sources (banking market, Export Credit Agency - ECAs and capital markets) in 2015 to obtain the necessary funding to repay debt and fund its capital expenditures. In addition, the Company’s divestment program (of US$ 13.7 billion) will contribute to its funding needs.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

	Consolidated
Maturity	2015	2016	2017	2018	2019	2020 and thereafter	03.31.2015	12.31.2014
	40,850	57,113	53,488	69,706	87,412	233,295	541,864	477,331

31.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, short term debt and other non-current assets and liabilities are the same as or do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-       Level 1: inputs are the most reliable evidence of fair value: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-       Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-       Level 3: inputs are unobservable inputs for the asset or liability.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded

Assets
Marketable securities	4,967	−	−	4,967
Commodity derivatives	160	−	−	160
Foreign currency derivatives	−	−	−	−
Balance at March 31, 2015	5,127	−	−	5,127
Balance at December 31, 2014	7,390	6	−	7,396

Liabilities
Foreign currency derivatives	−	(23)	−	(23)
Interest derivatives	−	(67)	−	(67)
Balance at March 31, 2015	−	(90)	−	(90)
Balance at December 31, 2014	−	(116)	−	(116)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of March 31, 2015, computed based on the prevailing market rates is set out in note 15.1.

32.        Subsequent events

Financing agreements in the banking market

On April 1, 2015, Petrobras Global Trading BV – PGT, an indirect subsidiary of Petrobras entered into a US$ 3.5 billion line of credit for 10 years with China Development Bank Corporation – CDB.

On April 9, 2015, Petrobras Distribuidora S.A. (a wholly-owned subsidiary of Petrobras) entered into a R$ 4.5 billion working capital loan agreement with Banco do Brasil, due March 2021.

On April 17, 2015, the Company announced the following financing agreements:

- 5-year standby credit line with Caixa Econômica Federal of R$ 2 billion;

- 5-year standby credit line with Bradesco of R$ 3 billion;

- Cooperation agreement with Standard Chartered for an oil production platform sale and leaseback transaction of US$ 3 billion for 10 years.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

33.        Correlation between the notes disclosed in the complete annual financial statements as of December 31, 2014 and the interim statements as of March 31, 2015

	Number of notes
Notes to the Financial Statements	Annual for 2014	Quarterly information for 1Q-2015
The Company and its operations	1	1
Basis of preparation of interim financial statements	2	2
The “Lava Jato (Car Wash) Operation” and its effects on the Company	3	3
Basis of consolidation	(*)	4
Accounting policies	4	5
Cash and cash equivalents and Marketable securities	7	6
Trade receivables	8	7
Inventories	9	8
Disposal of assets and legal mergers	10	9
Investments	11	10
Property, plant and equipment	12	11
Intangible assets	13	12
Exploration for and evaluation of oil and gas reserves	15	13
Trade payables	16	14
Finance debt	17	15
Leases	18	16
Related parties	19	17
Provision for decommissioning costs	20	18
Taxes	21	19
Employe benefits (Post-employment)	22	20
Shareholders' equity	23	21
Sales revenues	24	22
Other expenses, net	25	23
Costs and Expenses by nature	26	24
Net finance income (expense)	27	25
Supplementary information on the statement of cash flows	28	26
Segment reporting	29	27
Provisions for legal proceedings, contingent liabilities and contingent assets	30	28
Guarantees for concession agreements for petroleum exploration	32	29
Risk management and derivative instruments	33	30
Fair value of financial assets and liabilities	34	31
Subsequent events	35	32

(**) Summary of significant accounting policies

The notes to the annual report 2014 that were suppressed in the 1Q-2015 because they do not have significant changes and / or may not be applicable to interim financial information are as follows:

Notes to the Financial Statements	Number of notes
New standards and interpretations	6
Impairment	14
Contingent assets	30.3
Natural Gas Purchase Commitments	31
Capital management	33.4
Insurance	33.7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.